Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the three-month and six-month period ending June 30, 2008
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of August 8, 2008, and is intended to supplement and complement the Company’s interim consolidated financial statements for the three month period ending June 30, 2008. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company’s website www.yukon-nevadagold.com and on www.sedar.com. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 185,450,430 shares outstanding.

OVERALL PERFORMANCE

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out principally in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

In the face of continuing cost pressures the present underground mining plan was not producing the kind of profits required to continue or expand underground mining operations as planned at Jerritt Canyon. Subsequent to the end of Q2 2008, it was shown that the mines were not able to meet the projected production envisaged in the mine expansion plan and continued to operate at a loss. As a result, a decision was made to suspend the underground mining operations at Jerritt Canyon as of August 8, 2008. In order to perform repair work on a critical part that malfunctioned in the drying circuit, the mill has also been shutdown however operations are expected to commence again once the work is completed. To preserve cash the Company has laid off all remaining staff however a professional engineering firm has been engaged to provide essential on-site activities including environmental monitoring.

On August 14, 2008 Newmont USA Limited (Newmont) has exercised its rights under the terms of the Security Agreement dated March 29, 2006 between Newmont USA Limited (Newmont) and Queenstake Resources USA, Inc. These rights include a restriction of use of cash held in the main account at Queenstake as well as on gold located at the refinery. The Company is currently in discussion with Newmont on this matter however it is currently not yet determinable when these restrictions will be removed.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability. The Canadian dollar weakened against the U.S. dollar in the second quarter of 2008.

Jerritt Canyon

During this quarter the following developments occurred at the Jerritt Canyon mine site:

  The mill continued with its shut down for a safety, care and maintenance cycle restarting in early May.
  The mines continued with a program of safety, care and maintenance.

The Company planned to increase production of gold from its own mines by increasing the grade and tonnages of its own mined ore. The continued success of its near mine exploration put renewed emphasis on the necessity and advantage of focusing the majority of our exploration expenditures in these areas.

The Company took delivery of new underground production equipment.

The mill at the Jerritt Canyon mine resumed commercial gold production in early May 2008. The Nevada Department of Environmental Protection “NDEP” issued a “stop order” on March 19, 2008 due to issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems. Management has worked diligently with the NDEP to comply with the stop order and has seen positive results from its efforts.

The Company has invested in excess of $18M in the processing facilities at Jerritt Canyon during Q2 2008. These expenditures were made in the areas of:

  Infrastructure upgrades; improving the productivity and efficiency of the milling facility.
  Safety; dealing with items identified by management and the wives’ safety committee..
  Instrument installation; to assist with monitoring emissions control systems.

During Q2 2008, the two producing gold mines at Jerritt Canyon (the Smith mine and the SSX mine) resumed commercial mining operations in late April 2008. Both mines ceased commercial production in late February 2008 to address infrastructure and safety concerns.

Due to expected higher costs in the mining sector and the need for more development of the underground mines the opportunity to increase mine production was investigated. The mining department at Jerritt Canyon produced plans for mine expansion which were subsequently approved. It was determined that the expansion plan required capital investment above and beyond cash flow expectations from the mines in the first eighteen months of operation. It was then decided that debt financing would be the vehicle of choice to provide this investment.

Yukon-Nevada continues to pursue alternative scenarios for continuing its operations at Jerritt Canyon.

Operating Highlights

	Q1 2008	Q2 2008
Gold – produced from mined ore (troy ounces)	8,055	9,094
Gold – produced from purchased ore (troy ounces)	6,237	-
Gold – sold from mined ore (troy ounces)	14,890	6,405
Gold – sold from purchased ore (troy ounces)	10,700	2,300
Gold – produced – total (troy ounces)	14,292	9,094
Gold – sold – total (troy ounces)	25,590	8,705
Gold sales	$ 21,789	$ 7,773
Cost of gold sold	$ 22,408	$ 12,463
Mine and mill shutdown costs	$ 4,360	$ 3,497
Depreciation, depletion & amortization	$ 3,361	$ 1,634
Accretion	$ 532	$ 531
Loss from mine operations	$ (8,872)	$ (10,352)
Cash provided by operations before change in non-cash working capital	$ (5,475)	$ (10,789)
Average executed gold price per ounce – produced from mined ore	$ 906	$ 896
Cash cost per ounce produced (a)	$ 1,428	nm

(a) Executed price per ounce differs slightly from what was realized in the financial statements. As it usually takes approximately 20 days from the date of shipment of gold from Jerritt Canyon until it has been refined to a marketable level of purity by the external refinery, the average price agreed upon for shipments in a time period is referred to as “executed gold price”. This facilitates a comparison of price the Company was able to sell gold to the average price during a given timeframe. Due to the shutdown over the beginning of the quarter, the calculation of cash cost per ounce does not provide a meaningful number for comparative purposes in the second quarter of 2008.

(b) Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

Ketza River

In the second quarter the Company focused on completing the geotechnical work required for mine planning, metallurgical test work and on completing its highly successful exploration program. The expansion of deposits within the projected open pits will add value to the expected Pre-feasibility Study. The project group will efforts will now be on the completion of that study.

Silver Valley

No work was carried out on the Silver Valley property in the second quarter of 2008.

Yukon-Shaanxi

The formation of the joint venture company Yukon-Shaanxi was advanced by the completion of banking documents and the receipt of funds from NWME ($C1.5M) and Yukon-Nevada Gold Corp. ($C1.5M) . An option agreement to acquire 298 claims, in the Mount Nansen area of the Yukon (“Mount Nansen”), was signed and an exploration program for this summer for this property has been agreed upon. The Company proportionately consolidates the accounts of this joint-venture. As of the date of this writing, Yukon-Shaanxi has spent slightly over C$0.1M on exploration activities at Mount Nansen.

SUMMARY OF QUARTERLY RESULTS

Income Statement	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Gold Sales	$ 7,773	$ 21,789	$ 38,224	$ 26,236	NA	NA	NA	NA
Cost of gold sold	$ 12,463	$ 22,408	$ 28,535	$ 18,757	NA	NA	NA	NA
Gross margin - gold sales	$ (4,690)	$ (619)	$ 9,689	$ 7,479	NA	NA	NA	NA
Earnings (loss) from mine operations	$ (10,352)	$ (8,872)	$ 7,304	$ 3,248	$ (926)	NA	NA	NA
Net earnings (loss)	$ (5,700)	$ (8,884)	$ 2,404	$ 547	$ (2,490)	$ (2,360)	$ (404)	$ (224)
Earnings (loss) from mine operations	$ (0.03)	$ (0.05)	$ 0.01	$ 0.00	$ (0.03)	$ (0.04)	$ (0.01)	$ (0.00)
Weighted average # of shares outstanding	181,886,630	175,205,957	174,845,767	169,622,435	78,893,333	60,590,466	58,857,710	56,710,213
Balance Sheet
Cash and cash equivalents	$ 4,260	$ 17,620	$ 41,104	$ 48,759	$ 67,122	$ 8,120	$ 4,342	$ 5,365
Total assets	$ 306,968	$ 280,500	$ 296,167	$ 268,279	$ 268,198	$ 36,029	$ 31,912	$ 28,805

RESULTS OF OPERATIONS

The Company incurred a pre-tax loss of $12,777 during the quarter ending June 30, 2008. This compares to a pre-tax loss during the quarter ending June 30, 2007 of $2,490.

The Company incurred a net loss of $5,700 after income taxes during quarter ending June 30, 2008. The income tax recovery recorded reflects the increase in tax losses recorded as future tax assets available to offset against future taxable income. Income taxes are a non-cash item, and due to the availability of these loss carryforwards there will likely be no requirement to pay income taxes in the foreseeable future. Income taxes did not impact the quarter ending June 30, 2007 – the pre-tax loss of $2,490 was identical to the after-tax loss of $2,490.

During the second quarter of 2008, the Company maintained the shut-down toward the end of April of both the mining and processing operations at Jerritt Canyon.

All gold production ceased during the shut-down of the mining and milling operations. During this period, all expense items in the Statement of Operations are classified as “mine shutdown costs”, as opposed to “cost of gold sold” (where these costs are captured in the Statement of Operations during normal production periods).

As the Company was not operating a producing goldmine during the majority of the three and six months ended June 30, 2008, certain comparisons to that period are not valid. The Company began operating a producing goldmine on June 20, 2007 (the date the Company acquired Queenstake and its Jerritt Canyon mine).

Gold sales:
During the second quarter of 2008, the Company realized gold sales of $7,773 on sales of 8,705 ounces of gold. Jerritt Canyon ore yielded 6,405 ounces while third party ore yielded 2,300 ounces. The average price realized during Q2 2008 on gold produced from Jerritt Canyon ore was $896 per ounce, while the average price realized during Q2 2008 on gold produced from third party ore was $884 per ounce.

For the six months ended June 30, 2008, the Company realized gold sales of $29,562 on sales of 34,295 ounces of gold. Jerritt Canyon ore yielded 21,295 ounces at an average price of $885 per ounce, while third party ore yielded 13,000 ounces at an average price of $824 per ounce.

Gross margin – mining operations:
The Company had a negative gross margin on gold sales of $4,690 in Q2 2008. The Company produced 9,094 ounces of gold from Jerritt Canyon ore during Q2 2008.

The Company had a negative gross margin on gold sales of $5,309 for the six months ended June 30, 2008. The Company produced 17,149 ounces of gold from Jerritt Canyon ore during the six months ended June 30, 2008.

Temporary shutdown costs:
The Company incurred certain expenditures during the mine and mill shutdown period that will benefit the operations beyond the upcoming year and these costs have been capitalized (see “Investing activities” section at the end of this section). Expenditures that do not have a future economic benefit to the Company beyond the upcoming year have been included in the Statement of Operations as “temporary shutdown costs” in the amount of $3,497 and $7,857 for the three and six months ended June 30, 2008, respectively.

Depreciation, depletion and amortization:
The Company had $1,634 in depreciation, depletion and amortization in Q2 2008 and $4,995 for the six months ended June 30, 2008. Depletion for Q2 2008 is significantly less than Q3 2007 and Q4 2007 (the first two full quarters that Jerritt Canyon mining operations were included in the financial statement of the Company) as depletion is driven by the number of ounces mined during the quarter from Jerritt Canyon underground mines and there were only 8,894 ounces mined during Q2 2008 and a total of 21,695 for the six months ended June 30, 2008 as a result of the shutdown. This compares with 31,939 ounces mined in Q3 2007 and 25,892 ounces mined in Q4 2007 (combined 57,831 ounces).

Depreciation expense was not impacted by the shutdown of the mines and mill during the six months ended June 30, 2008 as this expense is not driven by production, but by the passage of time.

General and administrative expenses:
For the three and six months ended June 30, 2008, the Company incurred general and administrative expenses of $1,343 and $2,431, respectively, compared with $1,264 and $1,711 in the comparable 2007 periods. The operations of the Company are much more complex in the first half of 2008 than they were in 2007 (Queenstake was not acquired until late Q2 2007). Increased costs associated with administering a business in two countries, the addition of numerous employees, an increase in financial and taxation compliance and an increase in legal and corporate governance costs have all been major factors in the increased general and administrative expense of the Company.

Investment and Other Income:
The Company earned $538 of interest income in Q2 2008 ($1,486 for the six months ended June 30, 2008) compared to $379 in Q2 2007 ($509 for the six months ended June 30, 2007). This is driven by two factors – (1) the Company had a larger average treasury balance in the current year compared with 2007 and (2) the Company earned interest on the commutation account (restricted funds) in 2008 and had no such fund for most of 2007 as this was acquired in the Queenstake combination in late June 2007.

Income taxes:
The Company has recorded an income tax recovery of $7,077 during Q2 2008. The majority of this recovery relates to the recognition of additional loss carryforwards available to offset future taxable income along with adjustments to the current year tax assets due changes that were made to the underlying tax values of assets and liabilities acquired with the Queenstake acquisition. These adjustments were made as part of the finalization of the purchase price allocation originally recorded on June 19, 2007 and reflect management’s revised valuation of the tax assets and liabilities that were acquired.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY:

During Q2 2008, the Company had a decrease in cash and cash equivalents of approximately $13,360 as a result of the following activities:

Operations:
The Company recorded a net loss of $5,700 in Q2 2008 which, adjusted for non-cash items, resulted in cash outflows of $10,789 before changes in working capital.

The Company had a negative working capital balance of $11,716, including cash of $4,260 and accounts receivable and prepaid expenses of $2,167, a decrease of $41,813 from the first quarter. The decrease in working capital was primarily due to cash expenditures on the property, plant and equipment in Jerritt Canyon as well as exploration expenditures incurred in both Jerritt Canyon and Ketza River. The loss from operations, after adjustments for non-cash items, combined with the change in non-cash working capital, resulted in cash inflows from operating activities of $11,583.

Investing:

Jerritt Canyon:

The Company continued to incur higher than anticipated expenditures in Q2 2008 on investing activities at Jerritt Canyon as a result of the mine and mill shutdown. The shutdown, while having an adverse impact on cash flow, enabled the Company to address aspects of the mining and milling operations in need of capital investment.

Capital spending on the mines, mill and equipment during Q2 2008 at Jerritt Canyon totaled $22,025. The capital expenditures were as follows:

Property, Plant and Equipment - $15,828 comprised of the following:

>

Mill facilities expenditures of approximately $8,474 – this includes the acquisition of certain equipment and the capitalization of a portion of costs during the shutdown period that resulted in betterments to the facility.

>	Mine facility upgrades of approximately $3,775 – this includes significant electrical upgrades and work on the batch plants that provide backfill for the two Jerritt Canyon underground mines.

>	Investment in mobile equipment for underground mining of approximately $2,373.

>	Other capital investments of approximately $1,205.

Mine Capital and Exploration - $6,196 comprised of the following:

>	Underground mine development of approximately $3,422 – this is mostly underground drifting towards ore bodies with a smaller component of underground diamond drilling to delineate the ore bodies.

>

Exploration expenditures at Jerritt Canyon totaled approximately $2,774 during Q2 2008. The majority of these expenditures were near mine in an effort to identify new ore bodies that would be accessible within the next couple of years.

Ketza River:

Exploration expenditures at the Ketza River project during the three months ended June 30, 2008 totaled $4,733. These expenditures were funded by “cash restricted for future exploration” and therefore, had no impact on unrestricted cash.

Comparative Summary of Capital Expenditures – Q2 2008 and YTD 2008:

	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Mine capital expenditures - Jerritt Canyon mine	3,422	NA	7,671	NA
Mill and equipment capital expenditures - Jerritt Canyon mine	15,828	NA	23,743	NA
Exploration expenditures - Jerritt Canyon mine	2,774	NA	4,816	NA
Exploration expenditures - Ketza River project	4,733	3,897	9,378	6,174
Exploration expenditures - Yukon-Shaanxi	55	-	55	-
	26,812	3,897	45,663	6,174

Financing:
During Q2 2008 the Company received $18,922 in cash ($19,901 net of $979 in issuance costs) as a result of the private placement of 10,050,000 flowthrough shares at C$2.00 per share in May 2008.

CAPITAL RESOURCES:

The Company had a cash balance of $4,260 as of June 30, 2008 and a negative working capital balance of $10,264. In June 2008, the Company received pre-payment on approximately 6,900 ounces of gold to be shipped in July 2008, resulting in deferred revenue of $6,001 as of June 30, 2008.

The Company had $16,613 in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet) as of June 30, 2008. This represents the unspent portion of the flow-through financing in May 2008 that provided C$20.1M for exploration on the Ketza River project and other exploration activity in Canada. Subsequent to the period, certain of these restricted funds were applied to non-flow-through. These restricted funds must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements. If it fails to do so, it will be liable to the investors for their additional taxes payable.

OUTLOOK

Jerritt Canyon

The Company does not believe that the present mining plan can produce grade and tonnage sufficient to sustain a profitable mining operation at Jerritt Canyon. The Company does not at this time possess sufficient capital resources to continue the mine development program that is required to enable the output from the mining operations at Jerritt Canyon to be profitable. As of the date of this writing, the Company is exploring all potential alternatives to remedy the current resource constraints of the situation while preserving the current asset base (see OUTLOOK section of this MD&A).

Ketza River

The Company has ceased the drilling program in early August 2008 at Ketza River as part of the focus on permitting. Management is planning to undertake a full geological review of the information obtained from the drilling activity from June 2005 to August 2008. This information will be incorporated into the permitting process with the YESSA Board.

Financing
The Company is examining several different scenarios in its efforts to move forward and maximize its current shareholder value.

Gold prices
(all information relating to gold prices is based on the London pm fix)

The average price of gold in the past 8 quarters is as follows ($US per troy ounce):

Q3 2006	$622
Q4 2006	$614
Q1 2007	$650
Q2 2007	$667
Q3 2007	$680
Q4 2007	$786
Q1 2008	$925
Q2 2008	$896

During Q2 2008, the price of gold (per the London pm fix) ranged from a low of $853 to a high of $946. The price of gold closed relatively flat at the end of Q2 2008 compared to the end of Q1 2008. Management is encouraged by the continued strength in the price of gold.

For the six months ended June 30, 2008, the price of gold (per the London pm fix) ranged from a low of $846.75 to a high of $1,011.25, with the closing price at June 30, 2008 12% higher than the closing price in Q4 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2008.

SUBSEQUENT EVENTS

Sale of forward contracts
Effective August 7, 2008 the Company closed out the remaining forward gold sales contracts. The wind up of the forward contracts resulted in a realized gain of $0.3 million and the return of funds held on deposit related to these contracts.

Resignation of Chief Financial Officer
Effective August 14, 2008 Chris Oxner, the Company’s Chief Financial Officer since 2005, resigned. Mr. Shaun Heinrichs, Corporate Controller, has been appointed interim Chief Financial Officer until a permanent replacement CFO is hired.

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales. For the three months ended June 30, 2008 the cash cost per ounce does not provide a meaningful figure for comparative purposes and has been excluded from this analysis.

RELATED PARTY TRANSACTIONS

The Company paid a total of $nil in Q2 2008 (2007 - $41) for management services to a company owned by the President of the Company. Effective June 1, 2007, the President’s compensation has been included in the “general and administration” category on the statement of operations.

The Company paid a total of $87 in Q2 2008 (2007 – $151) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination has been finalized as of June 30, 2008. The Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation. The income tax asset acquired on acquisition has been adjusted due to the results of a FIN 48 review of the Company’s US tax position conducted by external taxation professionals, resulting in a $8.0 million increase in the assets and liabilities acquired.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets and liabilities are evaluated utilizing the guidance provided in FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Capital disclosures

On January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook) Handbook Section 1535, Capital Disclosures (section 1535). The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. As the standard under section 1535 are for disclosure purposes only, the adoption did not have an impact Company’s operating results.

Financial instruments

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments – Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 15. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. The adoption of these standards did not have an impact on the Company’s operating results.

Inventories

On January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity. Due to the mill closure during the quarter, the Company experience below normal production levels and $7.4 million of operating costs that would have previously been capitalized to inventory were expensed under this standard.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.

We are continuing to monitor developments in the IFRS standards and assessing the impact of convergence of Canadian GAAP and IFRS.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, forward sales contracts, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. Under CICA Section 3855, Financial Instruments, these forward contracts qualify as derivative financial instruments and should be recorded at fair value on the balance sheet, with changes in fair value recorded in the statement of operations. As of June 30, 2008 the Company had entered into forward gold sales contracts to deliver 52,000 ounces of gold at a weighted average price of $869 per ounce with a mark-to-market loss of $3,162. The fair value is based on forward contracts with similar maturity dates as at June 30, 2008.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility:
The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Potentially fallibility of gold reserve and resources estimates:
Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project as of December 31, 2007. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years prior to 2007 on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk:
Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Department of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine.

Safety risk:
The mining business can present some significant safety risks during all phases of project/mine life. The Company has taken steps to mitigate these risks, of which the most significant has been the hiring of David Drips, the Company’s new VP Mining, effective February 4, 2008. One of his first orders of business was to take a safety based approach to all aspects of the Jerritt Canyon operation and empowering the Safety Manager at Jerritt Canyon to suspend any facet of the Jerritt Canyon operation if there are safety concerns.

Political risk:
The mining business is subject to political risk, which varies considerably from country to country and, on a lesser scale, from jurisdiction to jurisdiction within a given country. Management has mitigated this risk by limiting its operations to North America. While no jurisdiction is perfect, North America is very politically stable.

Human resource constraints:
The mining business has seen a boom in activity in the past few years due to large commodity price increases for virtually all commodities. This has resulted in a shortage of qualified mining personnel, exploration personnel and contractors for certain mining and exploration services. The Company has mitigated this risk by adopting an attitude of team-building in an effort to make the Company an attractive place to work.

Ability to raise capital:
The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the location of future gold-bearing ore bodies.

Exploration for future gold resources and reserves:
Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of August 11, 2008:

Common shares issued and outstanding	185,450,430

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	25,277,132	$3.23	3.73
Agents’ options	1,848,725	$2.08	0.86
Stock options	9,903,000	$1.73	3.36
Fully diluted common shares	222,479,287

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified, in the past, an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and has been mitigated during 2007 and the first quarter of 2008 by adding additional finance staff at the Company’s corporate head office.

With respect to the acquisition of Queenstake, management has documented the financial processes in place and will be testing them as part of their National Instrument 52-109 procedures in 2008.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the interim period ending June 30, 2008.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.